New Gold Inc. - New Afton Copper-Gold Project
Plan View Showing Surface Traces of Underground Infill Drilling

January 12, 2006



Exploration Decline
Pit Outline
Ref Line
High Water Mark
Section
16E
24
32
40
48
56
64
72
84
92E
Cross-Cut
UA-49
UA-48
UA-40A
0
100
200
300
metres



16E
24E
32E
40E
48E
56E
64E
UA-39
Ref Line
UA-49
UA-48
UA-44
UA-46
UA-47
UA-45
UA-43
UA-42
UA-41
UA-40A
0
50
100
metres



Outline of Copper Mineralization (0.5% Cu Cut Off)
Underground Infill Diamond Drilling
Surface Traces of Holes
UA-39
UA-49
UA-48
UA-44
UA-46
UA-47
UA-45
UA-43
UA-42
UA-41
UA-40A